# 1Q24 Investor Presentation

April 24, 2024





United
Community

United Community Banks, Inc.

EQUAL HOUSING LENDER

# Disclosures

## CAUTIONARY STATEMENT

This Investor Presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential," or the negative of these terms or other comparable terminology. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to general competitive, economic, political, regulatory and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this press release can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2023, and other documents subsequently filed by United with the United States Securities and Exchange Commission ("SEC").

Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.



# Disclosures

## NON-GAAP MEASURES

This Investor Presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "operating net income," "pre-tax, pre-provision income," "operating net income per diluted common share," "operating earnings per share," "tangible book value per common share," "operating return on common equity," "operating return on tangible common equity," "operating return on assets," "return on assets - pre-tax pre-provision - operating," "return on assets - pre-tax, pre-provision," "operating efficiency ratio," and "tangible common equity to tangible assets."

These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United's underlying performance trends. Further, United's management uses these measures in managing and evaluating United's business and intends to refer to them in discussions about United's operations and performance. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.



# United Community Banks, Inc.



Regional Full-Service Branch Network
National Navitas and SBA Markets
UCBI Banking Offices
CLARKSVILLE
NASHVILLE
JACKSON
MEMPHIS
KNOXVILLE
JOHNSON CITY
WINSTON-SALEM
GREENSBORO
DURHAM
RALEIGH
ASHEVILLE
CHARLOTTE
FAYETTEVILLE
CHATTANOOGA
GREENVILLE
WILMINGTON
HUNTSVILLE
FLORENCE
MYRTLE BEACH
ATHENS
COLUMBIA
BIRMINGHAM
ATLANTA
AUGUSTA
TUSCALOOSA
MACON
CHARLESTON
HILTON HEAD ISLAND
COLUMBUS
MONTGOMERY
SAVANNAH
ALBANY
DOTHAN
MOBILE
VALDOSTA
PENSACOLA
DESTIN
TALLAHASSEE
JACKSONVILLE
PANAMA CITY
ORLANDO
TAMPA
SARASOTA
FORT LAUDERDALE
NAPLES
MIAMI
TN
NC
SC
GA
AL
FL


## Company Overview

| | |
|---|---|
| **$27.4** BILLION IN TOTAL ASSETS | **$18.4** BILLION IN TOTAL LOANS |
| **$5.7** BILLION IN AUA | **$23.3** BILLION IN TOTAL DEPOSITS |
| **12.8%** TIER 1 RBC | AMERICA'S BEST BANKS in 2023 for the ninth consecutive year – Forbes |
| **$0.23** QUARTERLY DIVIDEND | WORLD'S BEST BANKS in 2023 for four of the last five years – Forbes |
| **205** BANKING OFFICES ACROSS THE SOUTHEAST | AMERICA'S MOST TRUSTWORTHY COMPANIES in 2023 and #2 in the banking industry - Newsweek |
| Ten-time winner of the J.D. Power award that ranked us #1 IN CUSTOMER SATISFACTION with Consumer Banking in the Southeast in 2023 | BEST BANKS TO WORK FOR in 2023 for the seventh consecutive year – American Banker |

**Premier Southeast Regional Bank – Committed to Service Since 1950**

- ✓ Metro-focused branch network with locations in the fastest-growing MSAs in the Southeast
- ✓ 196 branches, 9 LPOs, and 3 MLOs across six Southeast states; Top 10 deposit market share in GA and SC

**Extended Navitas and SBA Markets**

- ✓ Navitas subsidiary is a technology-enabled, small-ticket, essential-use commercial equipment financing provider
- ✓ SBA business has both in-footprint and national business (4 specific verticals)

Note: See Glossary located at the end of this presentation for reference on certain acronyms

# 1Q24 Highlights

**$0.51**
Diluted earnings per share – GAAP

**$0.52**
Diluted earnings per share – operating[1]

**0.90%**
Return on assets – GAAP

**0.93%**
Return on assets – operating[1]

**1.40%**
Return on assets – PTPP – operating[1]

**2.32%**
Cost of deposits

**27%**
DDA / Total Deposits

**7.14%**
Return on common equity – GAAP

**10.68%**
Return on tangible common equity – operating[1]

**60.5%**
Efficiency ratio – GAAP

**59.2%**
Efficiency ratio – operating[1]

**1.2%**
Annualized 1Q EOP loan growth

**4.8%**
Annualized 1Q EOP deposit growth, excluding brokered deposits and public funds

Other 1Q notable items:
**$ 1.4 mm** MSR write-up



Diluted Earnings Per Share



Return on Average Assets



Book Value Per Share



PTPP Return on Average Assets



(1) See non-GAAP reconciliation table slides in the exhibits to this Presentation for a reconciliation of operating performance measures to GAAP performance

5

# Outstanding Deposit Franchise



**1Q24 Change in Customer Deposits**

$ in millions

| 4Q23 Total Customer Deposits | Noninterest-bearing | NOW | Savings | MMA | Time | 1Q24 Total Customer Deposits |
|---|---|---|---|---|---|---|
| $23,147 | ($125) | ($100) | ($25) | $314 | ($54) | $23,157 |

| 1Q24 Public Funds Δ | Noninterest-bearing | NOW | Savings | MMA | Time |
|---|---|---|---|---|---|
| | ($19.5) | ($241.4) | ($0.2) | $26.1 | $7.1 |



**Cumulative Total Deposit Beta of 44% through 1Q24**

| | 4Q21 | 4Q22 | 1Q23 | 2Q23 | 3Q23 | 4Q23 | 1Q24 |
|---|---|---|---|---|---|---|---|
| Fed Target Average | 0.07% | 3.65% | 4.52% | 4.99% | 5.26% | 5.25% | 5.25% |
| UCBI Cost of Deposits | 0.06% | 0.49% | 1.10% | 1.64% | 2.03% | 2.24% | 2.32% |

■ Fed Target Average  ■ UCBI Cost of Deposits

## Strong Customer Deposit Growth

✓ Customer deposits were up $10 million in 1Q24 despite seasonal declines in public funds accounts

✓ Excluding brokered deposits and public funds, total deposits were up $238 million or 4.8% annualized from 4Q23

## Competitive Market Pricing Drove Funding Costs Higher

✓ 44% cumulative deposit beta since 4Q21, as cost of deposits moved to 2.32% from 2.24% in 4Q23

✓ DDA% moved to 27% of total deposits from 28% last quarter



# Well-Diversified Loan Portfolio

## 1Q24 Total Loans $18.4 billion



- Manufactured Housing 2%
- Residential Construction 1%
- Home Equity 5%
- Residential Mortgage 18%
- Other Consumer 1%
- CRE 23%
- C&I 39%
- Commercial Construction 11%

## 1Q24 Loan Growth Attribution



$ in millions

| 4Q23 Total Loans | C&I | CRE / Commercial Construction | Mortgage / Consumer | 1Q24 Total Loans |
|---|---|---|---|---|
| $18,319 | $41 | $18 | ($3) | 18,375 |

## Quarter Highlights

✓ Loans increased $56 million or 1.2% annualized

✓ C&I includes Commercial & industrial, Owner occupied CRE and Equipment financing

✓ Construction and CRE ratios as a percentage of total RBC were 76% and 213%, respectively

✓ Top 25 relationships totaled $919 million or 5.0% of total loans

✓ SNCs outstanding of $264 million or 1.4% of total loans

✓ Project lending limit of $32 million

✓ Conservative relationship lending limits driven by risk grades



# Balance Sheet Strength – Liquidity and Capital

**Loans / Deposits %**



- ✓ Substantial balance sheet liquidity and above-peer capital ratios
- ✓ $5.9 billion securities portfolio offers significant near- and medium-term cash flow opportunities
- ✓ FHLB borrowings remained at zero in 1Q24

**Tangible Common Equity / Tangible Assets %**



**Common Equity Tier 1 RBC %***



*1Q24 regulatory capital ratios are preliminary



# Capital



**Risk-Based Capital Ratios**

- CET1
- Non-common Tier 1
- Tier 2

| | 4Q22 | 1Q23 | 2Q23 | 3Q23 | 4Q23 | 4Q23 KRX Peer Median | 1Q24* |
|---|---|---|---|---|---|---|---|
| Total | 14.8% | 14.4% | 14.6% | 14.5% | 14.5% | 13.9% | 14.6% |
| Tier 2 | 2.0% | 1.8% | 1.9% | 1.9% | 1.9% | 1.9% | 1.8% |
| Non-common Tier 1 | 0.5% | 0.5% | 0.5% | 0.5% | 0.4% | 0.5% | 0.5% |
| CET1 | 12.3% | 12.1% | 12.2% | 12.2% | 12.2% | 11.6% | 12.4% |



**Tangible Book Value Per Share**

| 4Q23 TBV | GAAP Earnings | Dividends | Change in AOCI | Other | 1Q24 TBV |
|---|---|---|---|---|---|
| $18.39 | $0.51 | ( $0.24 ) | $0.02 | $0.03 | $18.71 |

- ✓ 1Q24 regulatory risk-based capital ratios increased from 4Q23 and remained above peers
- ✓ The leverage ratio increased 21 bps to 9.68%, as compared to 4Q23
- ✓ Quarterly dividend of $0.23 per share
- ✓ Net unrealized securities losses in AOCI improved by $1.7 million to $247 million in 1Q24
- ✓ AFS securities portfolio of $3.4 billion with a 2.4-year duration
- ✓ TCE% of 8.49% increased 13 bps from 4Q23

*1Q24 regulatory capital ratios are preliminary



# Net Interest Revenue / Margin[1]

## Net Interest Revenue & Net Interest Margin



- ✓ Net interest revenue decreased $4.3 million from 4Q23, as lower average interest-earning assets and a lower day count offset the effect of a higher margin
- ✓ Core net interest margin of 3.13%, excluding purchased loan accretion
- ✓ Purchased loan accretion totaled $4.6 million and contributed 7 bps to the margin, down 1 bp from 8 bps in 4Q23
- ✓ Approximately $6.8 billion, or 37% of total loans, are floating or reprice or mature within one year

## 1Q24 Stabilized NIM



## Yields & Costs



(1) Net interest margin is calculated on a fully-taxable equivalent basis
(2) Core net interest margin excludes purchased loan accretion

10



# Noninterest Income - Operating

$ in millions



**Legend:** ■ Service Charges  ■ Mortgage  ■ Brokerage / Wealth Mgmt  ■ Loan sale gains  ■ Other

**Linked Quarter**

✓ Noninterest income was up $62.7 million to $39.6 million, primarily due to the absence of the $51.7 million loss from the bond portfolio restructuring transaction in 4Q23

✓ On an operating basis, noninterest income increased $8.6 million from 4Q23 to $37.2 million

- Of the $5.6 million mortgage fee increase, $3.8 million came from a positive swing in the MSR mark, with the remaining increase attributable to higher locks and a greater proportion of saleable product
- $700,000 decrease in gains on SBA and Navitas loan sales, which was driven by lower SBA loans sold offset by a higher gain on sale percentage

**Year-over-Year**

✓ Non-interest income was up $9.4 million from 1Q24, up $7.0 million on an operating basis

- Mortgage fees were up $3.0 million with $1.7 million of the increase due to a favorable mark on the MSR asset
  - Mortgage rate locks of $260 million in 1Q24 compared to $335 million in 1Q23

(1) See non-GAAP reconciliation table slides in the exhibits to this Presentation for a reconciliation of operating performance measures to GAAP performance

11



# Noninterest Expense

**Efficiency Ratio %**



- ✓ The GAAP efficiency ratio decreased compared to last quarter mostly due to lower merger-related and other charges and lower FDIC deposit insurance charges
- ✓ On an operating basis, the efficiency ratio decreased 40 bps mostly due to higher noninterest income

**Noninterest Expense $**



- ✓ Noninterest expense decreased $9.6 million compared to 4Q23 mostly due to a smaller FDIC special assessment
- ✓ Noninterest expense - operating increased by $1.6 million, or 1.2%, quarter-over-quarter mostly driven by lower deferred loan origination costs, higher equity compensation expense and FICA taxes

(1) See non-GAAP reconciliation table slides in the exhibits to this Presentation for a reconciliation of operating performance measures to GAAP performance

12



# Credit Quality



- 1Q24 net charge-offs of $12.9 million or 0.28% of average loans annualized
- Nonperforming assets increased $14.4 million during the quarter and were 0.58% of total loans, an increase of 7 bps from 4Q23
- Past due loans decreased $1.8 million during the quarter and were 0.28% of total loans, a decrease of 1 bp from 4Q23
- Higher risk loans, defined as special mention plus substandard accruing, increased 0.20% from 4Q23 to 2.9% but were down 10 bps YOY

**Nonperforming Assets & Past Due Loans as a % of Total Loans**



**Special Mention & Substandard Accruing Loans as a % of Total Loans**





13

# Allowance for Credit Losses

**Allowance for Credit Losses (ACL) Walk-Forward**

$ in thousands



- ✓ The 1Q24 reserve was flat from 4Q23
- ✓ Reserve for unfunded commitments decreased $2.9 million from 4Q23 due to lower commercial and residential construction commitments

**Allowance for Credit Losses (ACL)**

$ in millions



- ✓ ACL levels remain at 1.22% of loans, up from 1.16% in 1Q23

Note: ACL includes the reserve for unfunded commitments



# 1Q24 INVESTOR PRESENTATION
## Exhibits



# Deposit Trends

## 1Q24 Total Deposits

$ in billions



- ✓ Deposits are granular with a $34 thousand average account size and are diverse by industry and geography
- ✓ Business deposits of $8.7 billion and personal deposits of $11.4 billion in 1Q24
  - The remaining $3.2 billion of deposits are predominantly comprised of public funds

## Deposit Mix Shift



## Customer Deposit Granularity

$ in actual





# Average Deposit Costs

| $ in billions; rates annualized | 1Q23 | | 2Q23 | | 3Q23 | | 4Q23 | | 1Q24 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Average Balance | Average Rate | Average Balance | Average Rate | Average Balance | Average Rate | Average Balance | Average Rate | Average Balance | Average Rate |
| DDA | $7.7 | N/A | $7.1 | N/A | $6.9 | N/A | $6.7 | N/A | $6.4 | N/A |
| NOW | $4.5 | 1.59% | $4.9 | 2.27% | $5.3 | 2.67% | $6.0 | 2.96% | $6.1 | 3.06% |
| MMDA | $5.2 | 1.95% | $5.2 | 2.58% | $5.6 | 3.31% | $5.8 | 3.49% | $5.9 | 3.46% |
| Savings | $1.4 | 0.15% | $1.3 | 0.22% | $1.3 | 0.26% | $1.2 | 0.24% | $1.2 | 0.24% |
| Time | $2.3 | 2.13% | $3.0 | 3.03% | $3.5 | 3.55% | $3.6 | 3.86% | $3.6 | 4.02% |
| Total Interest-bearing | $13.7 | 1.71% | $14.8 | 2.42% | $15.9 | 2.91% | $16.7 | 3.14% | $16.8 | 3.21% |
| **Total deposits** | **$21.4** | **1.10%** | **$21.9** | **1.64%** | **$22.8** | **2.03%** | **$23.2** | **2.24%** | **$23.2** | **2.32%** |



# Navitas Performance

**Navitas Portfolio**



- Navitas represents 8% of total loans
- Navitas ACL / Loans of 2.59%
- Navitas 1Q24 NCOs of 1.66% annualized or $6.4 million
- Of the $6.4 million of losses, $2.4 million came from the Long Haul Trucking segment as the book shrank to just $38 million
- Excluding Long Haul Trucking losses, Navitas' losses were 1.06% of total Navitas loans

**Net Charge-Offs & Weighted Average FICO Scores**





# Selected Portfolios – Office



**Investment CRE – Office**

$ in millions

|  |  |
|---|---|
| 1Q22 | $666 |
| 2Q22 | $683 |
| 3Q22 | $664 |
| 4Q22 | $661 |
| 1Q23 | $710 |
| 2Q23 | $722 |
| 3Q23 | $711 |
| 4Q23 | $785 |
| 1Q24 | $818 |

■ Substandard  ■ Special Mention  ■ Pass

## 1Q24 Portfolio Characteristics

| | |
|---|---|
| Outstanding | $818 million |
| % of Total Loans | 4.4% |
| Average Loan Size | $1.4 million |
| Median Loan Size | $582 thousand |
| Largest Loan Size | $12.3 million |
| 30 + Days Past Due | $220 thousand |
| Special Mention | $17.8 million |
| Substandard Accruing | $2.1 million |
| Nonaccruals | $693 thousand |

| $ in millions | Investment CRE – Office Maturities by Year | | | | | | |
|---|---|---|---|---|---|---|---|
| **Rate Structure** | **2024** | **2025** | **2026** | **2027** | **2028** | **2029 +** | **Grand Total** |
| Fixed | $33.3 | $58.3 | $67.6 | $69.0 | $59.5 | $141.6 | $429.3 |
| Floating | $32.7 | $46.9 | $51.7 | $20.3 | $42.5 | $194.1 | $388.3 |
| **Total** | **$66.0** | **$105.3** | **$119.3** | **$89.3** | **$102.0** | **$335.7** | **$817.6** |

Note: Progress acquisition contributed $74 million of the increase in office loans outstanding from 4Q22 to 1Q23; Reclass of FNBSM office loans contributed $70 million of the increase in office loans outstanding from 3Q23 to 4Q23



# Selected Portfolios – Multi-Family

## Investment CRE – Multi-family

$ in millions



| 1Q22 | 2Q22 | 3Q22 | 4Q22 | 1Q23 | 2Q23 | 3Q23 | 4Q23 | 1Q24 |
|------|------|------|------|------|------|------|------|------|
| $324 | $358 | $394 | $465 | $572 | $625 | $742 | $783 | $832 |

■ Substandard $    ■ Special Mention $    ■ Pass $

## 1Q24 Portfolio Characteristics

| | |
|---|---|
| **Outstanding** | **$832 million** |
| **Commitment** | **$1.2 billion** |
| **% of Total Loans** | **4.5%** |
| **Largest Loan Size Commitment** | **$34.5 million** |
| **30 + Days Past Due** | **$0** |
| **Special Mention** | **$0** |
| **Substandard Accruing** | **$2.5 million** |
| **Nonaccruals** | **$0** |

| $ in millions | Investment CRE – Multi-family Maturities by Year | | | | | | |
|---|---|---|---|---|---|---|---|
| **Rate Structure** | **2024** | **2025** | **2026** | **2027** | **2028** | **2029 +** | **Grand Total** |
| **Fixed** | $29.7 | $27.7 | $34.0 | $49.2 | $33.4 | $47.2 | $221.1 |
| **Floating** | $73.3 | $204.9 | $152.0 | $112.0 | $16.9 | $51.7 | $610.8 |
| **Total** | **$103.0** | **$232.6** | **$185.9** | **$161.3** | **$50.3** | **$98.9** | **$831.9** |



# Selected Portfolios – Senior Care

## Investment CRE – Senior Care

$ in millions



Legend: ■ Substandard $   ■ Special Mention $   ■ Pass $

Bar data (1Q22 – 1Q24):
- 1Q22: Total $518, Pass portion, Special Mention $144, Substandard $73
- 2Q22: Total $465, Special Mention $135, Substandard $65
- 3Q22: Total $442, Special Mention $124, Substandard $60
- 4Q22: Total $408, Special Mention $111, Substandard $79
- 1Q23: Total $410, Special Mention $91, Substandard $106
- 2Q23: Total $394, Special Mention $108, Substandard $106
- 3Q23: Total $388, Special Mention $102, Substandard $102
- 4Q23: Total $382, Special Mention $87, Substandard $113
- 1Q24: Total $369, Special Mention $97, Substandard $105

## 1Q24 Portfolio Characteristics

| | |
|---|---|
| Outstanding | $369 million |
| % of Total Loans | 2.0% |
| Average Loan Size | $6.8 million |
| Median Loan Size | $5.7 million |
| Largest Loan Size | $21.3 million |
| 30 + Days Past Due | $0 |
| Special Mention | $97.0 million |
| Substandard Accruing | $76.3 million |
| Nonaccruals | $28.5 million |

| $ in millions | Investment CRE – Senior Care Maturities by Year | | | | | | |
|---|---|---|---|---|---|---|---|
| Rate Structure | 2024 | 2025 | 2026 | 2027 | 2028 | 2029 + | Grand Total |
| Fixed | $23.1 | $22.3 | $34.1 | $1.1 | $0.0 | $23.4 | $104.0 |
| Floating | $151.9 | $61.9 | $28.5 | $5.1 | $9.0 | $8.2 | $264.6 |
| Total | $175.0 | $84.3 | $62.6 | $6.2 | $9.0 | $31.6 | $368.6 |



# Mortgage Activity Trends

**Mortgage Locks & Sales**

$ in millions



**Mortgage Locks - Purchase vs. Refinance**



✓ Rate locks were $260 million compared to $223 million in 4Q23

✓ 92% of locked loans were fixed rate mortgages, which were either sold in 1Q24 or are contemplated to be sold once closed

✓ Sold $126 million loans in 1Q24, up $12 million from $114 million sold in 4Q23

✓ The increase in the gain on sale margin was driven by a mix change towards higher margin FHA loans, as well as the cessation of certain customer incentives from last quarter

✓ Purchase volume remained the primary driver of originations at 80% of the total



# Footprint Focused on High-Growth MSAs in Southeast

**Top 10 MSAs - % of Total Deposits**



Myrtle Beach, SC
2.0%
Charlotte, NC
2.1%
Orlando, FL
2.3%
Knoxville, TN
2.8%
Gainesville, GA
3.2%
Raleigh, NC
3.7%
Miami, FL
5.3%
Nashville, TN
5.4%
Greenville, SC
8.8%
Atlanta, GA
21.9%

| Fastest Growing Major Southeast MSAs [(1)] | UCBI's % of Total Deposits | '23 – '28 Proj. Pop. Growth % | '23 – '28 Proj. HHI. Growth % |
|---|---|---|---|
| 1) Raleigh, NC | 3.73% | 7.40 | 11.77 |
| 2) Jacksonville, FL | 0.52% | 6.89 | 14.35 |
| 3) Orlando, FL | 2.31% | 6.35 | 10.63 |
| 4) Nashville, TN | 5.43% | 6.12 | 12.44 |
| 5) Charlotte, NC | 2.07% | 5.80 | 14.66 |
| 6) Tampa, FL | 0.12% | 5.19 | 11.68 |
| 7) Atlanta, GA | 21.85% | 4.68 | 14.16 |
| 8) Richmond, VA | -- | 3.88 | 12.78 |
| 9) Washington, DC | -- | 2.72 | 11.66 |
| 10) Virginia Beach, VA | -- | 2.25 | 14.75 |
| 11) Miami, FL | 5.30% | 1.95 | 10.76 |
| 12) Birmingham, AL | 0.73% | 1.60 | 10.87 |

UCBI MSA Presence

| Fastest Growing Mid-Sized Southeast MSAs [(2)] | UCBI's % of Total Deposits | '23 – '28 Proj. Pop. Growth % | '23 – '28 Proj. HHI. Growth % |
|---|---|---|---|
| 1) Myrtle Beach, SC | 2.04% | 9.38 | 12.44 |
| 2) Winter Haven, FL | -- | 9.37 | 9.14 |
| 3) Fort Myers, FL | -- | 8.93 | 11.31 |
| 4) Sarasota, Fl | 0.18% | 7.73 | 12.11 |
| 5) Port St. Lucie, FL | 0.12% | 7.53 | 11.74 |
| 6) Fayetteville, AR | -- | 6.99 | 10.18 |
| 7) Daytona Beach, FL | -- | 6.56 | 10.27 |
| 8) Charleston, SC | 1.10% | 6.32 | 14.65 |
| 9) Huntsville, AL | 1.71% | 5.93 | 16.50 |
| 10) Melbourne, FL | 0.11% | 5.29 | 11.06 |
| 11) Greenville, SC | 8.81% | 4.74 | 12.63 |
| 12) Pensacola, FL | -- | 4.62 | 9.92 |
| 13) Durham, NC | -- | 4.52 | 13.77 |
| 14) Knoxville, TN | 2.75% | 4.10 | 11.62 |
| 15) Columbia, SC | 0.21% | 3.59 | 13.59 |

(1) Includes MSAs with a population greater than 1,000,000
(2) Includes MSAs with a population between 500,000 and 1,000,000



# Non-GAAP Reconciliation Tables

$ in thousands, except per share data

| | 1Q23 | 2Q23 | 3Q23 | 4Q23 | 1Q24 |
|---|---|---|---|---|---|
| **Noninterest Income** | | | | | |
| Noninterest income - GAAP | $ 30,209 | $ 36,387 | $ 31,977 | $ (23,090) | $ 39,587 |
| Bond portfolio restructuring loss | - | - | - | 51,689 | - |
| Lease termination gain | - | - | - | - | (2,400) |
| Noninterest income - operating | $ 30,209 | $ 36,387 | $ 31,977 | $ 28,599 | $ 37,187 |
| **Expenses** | | | | | |
| Expenses - GAAP | $139,805 | $132,407 | $144,474 | $154,587 | $145,002 |
| Merger-related and other charges | (8,631) | (3,645) | (9,168) | (5,766) | (2,087) |
| FDIC special assessment | - | - | - | (9,995) | (2,500) |
| Expenses - operating | $131,174 | $128,762 | $135,306 | $138,826 | $140,415 |
| **Diluted Earnings Per Share** | | | | | |
| Diluted earnings per share - GAAP | $ 0.52 | $ 0.53 | $ 0.39 | $ 0.11 | $ 0.51 |
| Merger-related and other charges | 0.06 | 0.02 | 0.06 | 0.04 | 0.01 |
| Bond portfolio restructuring loss | - | - | - | 0.32 | - |
| FDIC special assessment | - | - | - | 0.06 | 0.02 |
| Lease termination gain | - | - | - | - | (0.02) |
| Diluted earnings per share - operating | $ 0.58 | $ 0.55 | $ 0.45 | $ 0.53 | $ 0.52 |
| **Book Value Per Share** | | | | | |
| Book Value per share - GAAP | $ 25.76 | $ 25.98 | $ 25.87 | $ 26.52 | $ 26.83 |
| Effect of goodwill and other intangibles | (8.17) | (8.15) | (8.17) | (8.13) | (8.12) |
| Tangible book value per share | $ 17.59 | $ 17.83 | $ 17.70 | $ 18.39 | $ 18.71 |
| **Return on Tangible Common Equity** | | | | | |
| Return on common equity - GAAP | 7.34 % | 7.47 % | 5.32 % | 1.44 % | 7.14 % |
| Merger-related and other charges | 0.81 | 0.35 | 0.82 | 0.50 | 0.19 |
| Bond portfolio restructuring loss | - | - | - | 4.47 | - |
| FDIC special assessment | - | - | - | 0.86 | 0.23 |
| Lease termination gain | - | - | - | - | (0.22) |
| Return on common equity - operating | 8.15 | 7.82 | 6.14 | 7.27 | 7.34 |
| Effect of goodwill and intangibles | 3.48 | 3.53 | 2.89 | 3.31 | 3.34 |
| Return on tangible common equity - operating | 11.63 % | 11.35 % | 9.03 % | 10.58 % | 10.68 % |



# Non-GAAP Reconciliation Tables

$ in thousands, except per share data

| | 1Q23 | | 2Q23 | | 3Q23 | | 4Q23 | | 1Q24 | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Return on Assets** | | | | | | | | | | |
| Return on assets - GAAP | 0.95 | % | 0.95 | % | 0.68 | % | 0.18 | % | 0.90 | % |
| Merger-related and other charges | - | | - | | - | | 0.06 | | 0.03 | |
| Bond portfolio restructuring loss | - | | - | | - | | 0.57 | | - | |
| FDIC special assessment | 0.11 | | 0.05 | | 0.11 | | 0.11 | | 0.03 | |
| Lease termination gain | - | | - | | - | | - | | (0.03) | |
| Return on assets - operating | 1.06 | % | 1.00 | % | 0.79 | % | 0.92 | % | 0.93 | % |
| **Return on Assets to Return on Assets - Pre-tax Pre-provision** | | | | | | | | | | |
| Return on assets - GAAP | 0.95 | % | 0.95 | % | 0.68 | % | 0.18 | % | 0.90 | % |
| Income tax expense (benefit) | 0.29 | | 0.29 | | 0.18 | | (0.04) | | 0.27 | |
| (Release of) provision for credit losses | 0.34 | | 0.35 | | 0.45 | | 0.21 | | 0.19 | |
| Return on assets - pre-tax, pre-provision | 1.58 | | 1.59 | | 1.31 | | 0.35 | | 1.36 | |
| Merger-related and other charges | 0.13 | | 0.06 | | 0.13 | | 0.08 | | 0.04 | |
| Bond portfolio restructuring loss | - | | - | | - | | 0.75 | | - | |
| FDIC special assessment | - | | - | | - | | 0.15 | | 0.04 | |
| Lease termination gain | - | | - | | - | | - | | (0.04) | |
| Return on assets - pre-tax pre-provision - operating | 1.71 | % | 1.65 | % | 1.44 | % | 1.33 | % | 1.40 | % |
| **Efficiency Ratio** | | | | | | | | | | |
| Efficiency ratio - GAAP | 57.20 | % | 55.71 | % | 61.32 | % | 66.33 | % | 60.47 | % |
| Merger-related and other charges | (3.53) | | (1.54) | | (3.89) | | (2.47) | | (0.87) | |
| FDIC special assessment | - | | - | | - | | (4.29) | | (1.05) | |
| Lease termination gain | - | | - | | - | | 0.00 | | 0.60 | |
| Efficiency ratio - operating | 53.67 | % | 54.17 | % | 57.43 | % | 59.57 | % | 59.15 | % |
| **Tangible Common Equity to Tangible Assets** | | | | | | | | | | |
| Equity to assets ratio - GAAP | 11.90 | % | 11.89 | % | 11.85 | % | 11.95 | % | 12.06 | % |
| Effect of goodwill and intangibles | (3.36) | | (3.31) | | (3.33) | | (3.27) | | (3.25) | |
| Effect of preferred equity | (0.37) | | (0.37) | | (0.34) | | (0.32) | | (0.32) | |
| Tangible common equity to tangible assets | 8.17 | % | 8.21 | % | 8.18 | % | 8.36 | % | 8.49 | % |



# Glossary

| | |
|---|---|
| ACL – Allowance for Credit Losses | MLO – Mortgage Loan Office |
| ALLL – Allowance for Loan Losses | MMDA – Money Market Deposit Account |
| AOCI – Accumulated Other Comprehensive Income (Loss) | MTM – Marked-to-market |
| AUA – Assets Under Administration | MSA – Metropolitan Statistical Area |
| BPS – Basis Points | MSR – Mortgage Servicing Rights Asset |
| C&I – Commercial and Industrial | NCO – Net Charge-Offs |
| C&D – Construction and Development | NIM – Net Interest Margin |
| CECL – Current Expected Credit Losses | NOW – Negotiable Order of Withdrawal |
| CET1 – Common Equity Tier 1 Capital | NPA – Non-Performing Asset |
| CRE – Commercial Real Estate | NSF – Non-sufficient Funds |
| CSP – Customer Service Profiles | OO RE – Owner Occupied Commercial Real Estate |
| DDA – Demand Deposit Account | PCD – Loans Purchased with Credit Deterioration |
| EOP – End of Period | PPP – Paycheck Protection Program |
| EPS – Earnings Per Share | PTPP – Pre-Tax, Pre-Provision Earnings |
| FHA – Federal Housing Administration | RBC – Risk Based Capital |
| FTE – Fully-taxable equivalent | ROA – Return on Assets |
| GAAP – Accounting Principles Generally Accepted in the USA | SBA – United States Small Business Administration |
| IBL – Interest-bearing liabilities | TCE – Tangible Common Equity |
| ICS – Insured Cash Sweep | USDA – United States Department of Agriculture |
| KRX – KBW Nasdaq Regional Banking Index | VA – Veterans Affairs |
| LPO – Loan Production Office | YOY – Year over Year |

